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                                                                      EXHIBIT 5


                            CEDAR INCOME FUND, LTD.
                           4333 Edgewood Road, N.E.
                           Cedar Rapids, Iowa 52499


                                                               January 12, 1998


TO OUR STOCKHOLDERS:

     On behalf of the Board of Directors of Cedar Income Fund, Ltd. (the "Company"), we are pleased to inform you that the Company entered into a Memorandum of Understanding (the "Memorandum of Understanding") on December 5, 1997, with SKR Management Corp. ("SKR"). Pursuant to the Memorandum of Understanding, an affiliate of SKR has today commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's common stock, par value $1.00 per share (the "Shares"), at $7.00 net per Share in cash.

     The Company's Board of Directors has approved the Offer and has determined that the Offer is fair to and in the best interests of the Company and its stockholders. The Board of Directors recommends that the stockholders of the Company tender their Shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached
Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion dated December 5, 1997, of Raymond James & Associates, Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be paid for the Shares in the Offer is fair, from a financial point of view, to stockholders and appraisals of the Company's real estate assets prepared by Cushman & Wakefield of Georgia, Inc. and its affiliates. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.


                                        On behalf of the Board of Directors,



                                        /s/ PATRICK E. FALCONIO
                                        ----------------------------
                                        PATRICK E. FALCONIO
                                        Chairman of the Board